July 28, 2015

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:          MetaStat, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333- 203361

Ladies and Gentlemen:

MetaStat, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on July 29, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

●   should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●   the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, METASTAT, INC.
By:	/s/ Douglas A. Hamilton Name: Douglas A. Hamilton Title: President and Chief Executive Officer